UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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THE SOUTHERN COMPANY
(Exact name of registrant as specified in its charter)
__________

Delaware (State or other jurisdiction of incorporation or organization)	1-3526 (Commission File Number)	58-0690070 (IRS Employer Identification No.)

30 Ivan Allen Jr. Blvd., N.W. Atlanta, Georgia (Address of principal executive offices)	30308 (Zip code)

Daniel S. Tucker
Executive Vice President and Chief Financial Officer
(404) 506-5000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)
__________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In filing this Form SD, The Southern Company, a Delaware corporation (together with its subsidiaries, the “Company” or “Southern Company” or “we” or “us” or “our”), is relying on the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued on April 7, 2017, by the Division of Corporation Finance of the Securities and Exchange Commission (the “2017 SEC Statement”). As permitted by the 2017 SEC Statement, Southern Company is providing disclosure in this Form SD under the provisions of paragraphs (a) and (b) of this Item 1.01 but is not filing a Conflict Minerals Report or providing other disclosures under the provisions of paragraph (c) of this Item 1.01.

Conflict Minerals Disclosure

This Form SD of Southern Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”).

Rule 13p-1 requires disclosure of the information required by the applicable items of Form SD. Item 1.01 of Form SD requires the disclosure of certain information when a reporting company manufactures or contracts to manufacture products for which specified conflict minerals are necessary to the functionality or production of those products. The specified conflict minerals are columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of this Form SD are the Democratic Republic of the Congo and adjoining countries.

After conducting a good faith evaluation of our operations and products during the Reporting Period, Southern Company determined that PowerSecure, Inc., a Delaware corporation (“PowerSecure”), is the only Southern Company business unit that manufactures or contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products (“Covered Products”). Southern Company has designed and conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether, during the Reporting Period, any necessary Conflict Minerals in the Covered Products of PowerSecure may have originated in a Covered Country and may not have come from recycled or scrap sources, and also conducted due diligence on the source and chain of custody of the necessary Conflict Minerals used in the Covered Products.

All references in this Form SD to our suppliers, supply chain, RCOI, due diligence and similar matters refer to the Covered Products of PowerSecure.

Company Overview

Southern Company is the parent company of three traditional electric operating companies, Southern Power Company, Southern Company Gas, PowerSecure, and other direct and indirect subsidiaries. The traditional electric operating companies – Alabama Power Company, Georgia Power Company, and Mississippi Power Company – are each operating public utility companies providing electric service to retail customers in the states of Alabama, Georgia, and Mississippi in addition to wholesale customers in the Southeast. Southern Power Company is also an operating public utility company that develops, constructs, acquires, owns, operates, and manages power generation assets, including renewable energy projects, and sells electricity at market-based rates in the wholesale market. Southern Company Gas is an energy services holding company whose primary business is the distribution of natural gas in Illinois, Georgia, Virginia and Tennessee through natural gas distribution utilities and is also involved in several other businesses that are complementary to the distribution of natural gas.

PowerSecure develops distributed energy and resilience solutions and deploys microgrids for commercial, industrial, governmental, and utility customers.

Conflict Minerals Policy Statement

PowerSecure has adopted a Conflict Minerals Policy Statement with respect to Conflict Minerals. As stated in the Conflict Minerals Policy Statement, while PowerSecure does not source any Conflict Minerals from any of the Covered Countries directly, such Conflict Materials may exist in certain of the products, materials, and components that PowerSecure sources from its suppliers. PowerSecure is committed to working with its suppliers to responsibly source the materials and components that are used in its products.

To facilitate compliance with Rule 13p-1, suppliers of materials relating to Covered Products are requested to respond to information requests regarding the uses and sources of Conflict Minerals from the Covered Countries, including information about Conflict Minerals that are recycled or scrapped.

In addition, the following is expected of PowerSecure’s suppliers:

•To assist in compliance with the Securities and Exchange Commission rules and regulations relating to Conflict Minerals and to provide certain related representations, declarations, or certifications if requested to do so;

•To undertake reasonable diligence within their supply chain to determine the source and chain of custody of their Conflict Minerals, including developing policies and systems to avoid the use of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries; and

•To pass these expectations along to their suppliers though the supply chain and require them to do the same.

We evaluate PowerSecure’s relationships with its suppliers on an ongoing basis with a view towards enhancing compliance with its Conflict Minerals Policy Statement.

The full text of the Conflict Minerals Policy Statement is available to the public on PowerSecure’s website at www.powersecure.com. The contents of any website referred to in this Form SD are included for general information only and are not incorporated by reference in this Form SD.

Covered Products

Certain of PowerSecure’s operations manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products. The Covered Products that may have contained Conflict Minerals during the Reporting Period are set forth in the following table:

PowerSecure Business Unit	Associated Products that May Have Contained Conflict Minerals During the Reporting Period	Product Description
Distributed Generation	Interactive Distributed Generation Power Systems	Onsite power systems that provide backup power and load management
	NexGear Switchgear Systems	Advanced switchgear and electronic control systems

Energy Storage	Energy Storage Systems	Battery storage systems and controls

Owned Assets	Mobile Units	Mobile power systems that provide backup power and load management

Supply Chain Description

Although some of PowerSecure’s products are Covered Products that contain Conflict Minerals, PowerSecure is a “downstream purchaser” that does not purchase any Conflict Minerals directly from smelters or refiners but rather from suppliers that are often many steps removed in the supply chain from the sourcing, mining, and processing of those Conflict Minerals. PowerSecure’s supply chain is complex, with many parties between the original sources of the Conflict Minerals and PowerSecure. PowerSecure purchases materials used in its products from a large network of suppliers, and some of those suppliers contribute necessary Conflict Minerals to its products. PowerSecure’s direct suppliers (and, in turn, their suppliers up the supply chain) are responsible for the procurement of the raw materials used in the Covered Products. Because PowerSecure does not purchase any Conflict Minerals directly from their original sources or processing facilities, in conducting the RCOI and our due diligence, we must rely on the information provided by PowerSecure’s suppliers regarding the type and source of the Conflict Minerals contained in the materials they supply to PowerSecure. As a result, the countries of origin of Conflict Minerals used in PowerSecure’s Covered Products cannot be determined with certainty.

Reasonable Country of Origin Inquiry (RCOI)

We conducted a good faith RCOI regarding the necessary Conflict Minerals in the Covered Products. The RCOI was designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI was based on the internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), and related Supplements on Tin, Tantalum, Tungsten, and Gold (collectively, the “OECD Guidance”), specifically as it relates to PowerSecure’s position in the supply chain as a “downstream” company.

The RCOI was led by a cross-functional team that included business, legal, financial and accounting leaders in our organization working with external responsible minerals consultants. The RCOI process included reviewing internal data bases regarding product composition and materials purchases and was focused on conducting a supply chain survey with direct suppliers of the parts, products, equipment, components, and other materials that potentially contained Conflict Minerals incorporated into the Covered Products during the Reporting Period (“in-scope suppliers”) using the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative (the “RMI”). The CMRT is the industry standard template developed to facilitate the transfer of information through the supply chain regarding mineral country of origin and smelters being utilized. Utilizing the CMRT, we conducted a supply chain survey of in-scope suppliers that requested information and confirmations related to whether any Conflict Minerals were present in the parts and materials supplied to PowerSecure and, if so, either (i) the countries of origin of, and/or the identification of the smelters and refiners utilized for, those Conflict Minerals supplied or (ii) confirmation that such Conflict Minerals were sourced from recycled or scrap materials.

For the in-scope suppliers that responded and provided smelter or refiner data, we compared the smelters and refiners identified by those in-scope suppliers to the list of facilities that have successfully completed an assessment against the applicable standard of the RMI Responsible Minerals Assurance Process (the “RMAP”), or an equivalent cross-recognized standard, such as the London Bullion Market Association (the “LBMA”) or the Responsible Jewellery Council (the “RJC”). The RMI designates smelters and refiners that have successfully completed such an assessment as “Conformant,” and smelters and refiners that have committed to undergo an RMAP assessment as “Active.” Under the RMAP, the RMI implements a risk-based assessment program for smelting and refining facilities in Conflict Minerals chains, and is a voluntary initiative in which an independent third party validates facility due diligence management systems in line with the OECD Guidance. However, not all smelters and refiners identified in the RCOI participate in the RMAP, and some of those participating smelters and refiners have not completed the RMAP assessment process. Moreover, some of the smelters and refiners identified in the RCOI either are no longer operational or were misidentified and thus are not legitimate smelters or refiners. For all of these reasons, we are unable to determine the conformant status of all of the smelters and refiners identified in our RCOI.

In conducting our RCOI, the supplier communication process utilizing the CMRT included reaching out to all of the PowerSecure in-scope suppliers in a reasonable effort to obtain an accurate and complete CMRT with respect to parts and materials supplied to PowerSecure, and thereafter engaging in an escalation process with in-scope suppliers that were either non-responsive or that provided incomplete, inaccurate, or inconsistent responses. In addition, when we deemed it necessary or appropriate, we engaged in further communications and took additional steps to engage with certain in-scope suppliers, seeking information about their own due diligence efforts, in a reasonable effort to enhance the completeness, accuracy, and clarity of the information provided in response to the supply chain survey. However, many of the responding in-scope suppliers utilized multiple sources for the same Conflict Mineral and thus were unable to identify specifically which of those multiple sources were utilized with respect to the specific Conflict Mineral actually supplied to PowerSecure.

Due Diligence

We also conducted due diligence on the source and chain of custody of the necessary Conflict Minerals used in the Covered Products. These due diligence measures on the source and chain of custody of the Conflict Minerals in the Covered Products were designed to be in conformity, in all material respects, with the internationally recognized due diligence framework in the OECD Guidance. There was considerable overlap between the RCOI and this due diligence process.

Results and Determination

Because PowerSecure is a downstream company in connection with its purchases of products that contain Conflict Minerals, the good faith RCOI, as well as the due diligence process to a large extent, were necessarily based upon the data provided by the direct in-scope suppliers of Conflict Minerals in the Covered Products that responded to our supply chain survey, and were also dependent upon those direct in-scope suppliers seeking and obtaining similar information within their own supply chains to identify the original sources of the necessary Conflict Minerals supplied to PowerSecure in the Covered Products. However, while most of the in-scope suppliers provided responses, some in-scope suppliers failed to respond despite our repeated attempts to reach them, and even some of the responding in-scope suppliers provided incomplete, inaccurate, or inconsistent data or failed to provide any smelter or refiner or other source of origin data. Moreover, many of the responding in-scope suppliers provided data at a company or distributor level rather than at a product and customer level, so we were unable to determine with certainty the countries of origin of the specific Conflict Minerals contained in the parts, products, equipment, components and other materials actually supplied to PowerSecure during the Reporting Period.

As a result, based on the information obtained from our good faith RCOI and due diligence process described herein, we do not have sufficient information to conclusively determine the countries of origin or the smelters and refiners of all the necessary Conflict Minerals used in the Covered Products during the Reporting Period.

A copy of this Form SD is publicly available in the Investors section of Southern Company’s website at investor.southerncompany.com. References herein to Southern Company’s and PowerSecure’s websites are for informational purposes only, and their contents are not incorporated herein by reference nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

Not required under the 2017 SEC Statement.

Section 2 – Resource Extraction Issuer Disclosure
Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not required under the 2017 SEC Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE SOUTHERN COMPANY

By:      /s/ Daniel S. Tucker_________                                                                  Date: May 21, 2025
            Daniel S. Tucker
Executive Vice President and
Chief Financial Officer